UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

As previously disclosed in the Form 6-K filed on August 19, 2022 by Nam Tai Property Inc. (the “Company”), the Shenzhen Qianhai Cooperation Zone People’s Court (the “Qianhai Court”) in the People’s Republic of China (the “PRC”) issued an order (the “Injunction Order”) in a case brought by Nam Tai Group Limited (“NTG Limited”), a wholly owned subsidiary of the Company, against Wang Jiabiao and Zhang Yu (the “Defendants”) on July 5, 2022. The Injunction Order prohibited the Defendants from using the company seals (including company official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and certificates (including business licenses, organization code certificate and tax registration certificate). Further, on August 15, 2022, the Qianhai Court issued an order to freeze the bank accounts and assets of the Defendants, including four bank accounts belonging to the Defendants in their personal capacity, and certain vehicles and real estate property (the “Freeze Order”).

Zhang Yu challenged the jurisdiction of the Qianhai Court in order to undermine the Injunction Order and the Freeze Order, alleging that the Qianhai Court did not have proper jurisdiction over the case.

The Intermediate People’s Court of Shenzhen City, Guangdong Province, in the PRC issued a ruling (the “Ruling”) dated September 7, 2022, which was received by the Company on September 21, 2022, deciding that the Qianhai Court has proper jurisdiction over the case brought by NTG Limited.

A copy of the press release discussing the Ruling has been attached as Exhibit 99.1 hereto. Copies of the Ruling have been attached hereto in both English and Chinese as Exhibits 99.2 and 99.3, respectively.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated September 26, 2022

99.2	Civil Ruling of the Intermediate People’s Court of Shenzhen City, Guangdong Province, Yue 03 Civil Jurisdiction Final No. 1894, dated September 7, 2022 (English)

99.3	Civil Ruling of the Intermediate People’s Court of Shenzhen City, Guangdong Province, Yue 03 Civil Jurisdiction Final No. 1894, dated September 7, 2022 (Chinese)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2022

NAM TAI PROPERTY INC.

	By:	/s/ Yu Chunhua
	Name:	Yu Chunhua
	Title:	Interim Chief Executive Officer